Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2010
(millions of dollars)
Earnings, as defined:
Net income	$973
Income taxes	291
Fixed charges included in the determination of net income, as below	507
Amortization of capitalized interest	11
Distributed income of equity method investees	21
Less: Equity in earnings of equity method investees	23
Total earnings, as defined	$1,780

Fixed charges, as defined:
Interest expense	$485
Rental interest factor	16
Allowance for borrowed funds used during construction	6
Fixed charges included in the determination of net income	507
Capitalized interest	29
Total fixed charges, as defined	$536

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	3.32
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.